EXHIBIT 12.1

                          SAN DIEGO GAS & ELECTRIC COMPANY

            COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                           AND PREFERRED STOCK DIVIDENDS

                                                                                                  (Unaudited)
                                                                                                  Nine Months
                                                                                                    Ended

                              1989          1990          1991          1992           1993       9/30/94
                           ----------    ----------    ----------     ----------    ----------    ------------


Fixed Charges:

Interest:
  Long-Term Debt            $ 87,962      $ 97,894      $ 98,802       $100,776      $93,402     $ 69,038
  Short-Term Debt             13,984        12,301         8,234          6,242        7,980        6,995
Amortization of Debt
 Discount and Expense,

 Less Premium                  2,420         2,465         2,471          2,881         4,162       3,431
Interest Portion of
 Annual Rentals               23,664        20,898        18,067         14,677       19,206       16,688
                           ----------    ----------    ----------    -----------    ----------    ----------
   Total Fixed
    Charges                  128,030       133,558       127,574        124,576      124,750       96,152
                           ----------    ----------    ----------    -----------    ----------    ----------
Preferred Dividends
 Requirements                 11,202        10,863        10,535          9,600         8,565       5,747
Ratio of Income Before
 Tax to Net Income           1.79480       1.75499       1.63017        1.72369      1.67794      2.26852
                           ----------    ----------    ----------    -----------    ----------    ----------
Preferred Dividends
 for Purpose of Ratio         20,105        19,064        17,174         16,547       14,372       13,037
                           ----------    ----------    ----------     ----------    ----------    ----------
   Total Fixed Charges
    and Preferred
    Dividends for
    Purpose of Ratio        $148,135      $152,622      $144,748       $141,123     $139,122     $109,189
                           ==========    ==========    ==========     ==========   ==========   ==========
Earnings:

Net Income (before
 preferred dividend
 requirements)              $179,434      $207,841      $208,060       $210,657     $218,715     $ 86,366
Add:
 Fixed Charges
  (from above)               128,030       133,558       127,574        124,576      124,750       96,152
 Less: Fixed Charges
  Capitalized                  3,481         3,306         2,907          2,242         5,789       5,051
Taxes on Income              142,614       156,917       131,114        152,451      148,275      109,557
                           ----------    ----------    ----------     ----------    ----------    -----------
   Total Earnings for
    Purpose of Ratio        $446,597      $495,010      $463,841       $485,442     $485,951     $287,024
                           ==========    ==========    ==========    ==========    ==========   ===========
Ratio of Earnings
 to Combined Fixed
 Charges and Preferred
 Dividends                      3.01          3.24          3.20           3.44          3.49         2.63
                           ==========    ==========    ==========     ==========    ==========   ===========